Exhibit 99.1

Sapiens Decision Wins a 2020 HW Tech100 Mortgage Award

HousingWire announced the winners of its annual HW Tech100 awards, recognizing the most innovative technology companies in the U.S. housing economy

Raleigh, North Carolina and Holon, Israel – March 23, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the financial services and insurance industry, announced today that it won HousingWire’s 2020 HW Tech100 Mortgage award.

Sapiens Decision provides innovative, disruptive decision management technology and a patented methodology that is producing results for the leading mortgage and financial services companies, impacting a significant percentage of conventional mortgages in the U.S. today. It empowers the “citizen developer” – the business user – to author, manage, test, change and deploy to code the business logic that drives the organization’s processes and systems. Sapiens Decision helps firms react faster to changing conditions by enabling them to make changes to their business logic in time scales measured in hours or days rather than weeks or months.

“The winners of the 2020 HousingWire Tech100 Mortgage and Real Estate awards are truly the most impactful and innovative companies in housing,” said Clayton Collins, HousingWire CEO. “Not only do these companies empower their clients and users, they are supporting a more efficient, accessible and sustainable housing economy.”

“Sapiens Decision is honored to receive our first 2020 HW Tech100 Mortgage award,” said Harold Westervelt, managing director, Sapiens Decision. “We see this as validation that we are making the right investments in our technology and implementing optimal strategies to best serve our mortgage companies, insurers, banks and financial services companies. “We appreciate HousingWire continuing to provide such in-depth research and market information, which keeps us current on the new trends and enables us to gain an even better understanding of the mortgage landscape to better serve our current and new clients.”

“Sapiens has demonstrated proven value to the mortgage market, along with other key markets, such as insurance and banking,” said Larry Goldberg, senior vice president for products and evangelist, Sapiens Decision. “We offer significant cost reductions and improvements in speed in the origination and securitization of home mortgages, reducing the average technology spend per employee and increasing the profit per loan. Sapiens Decision has also drastically reduced the time required to implement changes by empowering the citizen developer to manage, from concept to code, the business logic in their technology systems.”

“This year’s Tech100 winners blew past innovation, moving beyond innovation to transformation,” said HousingWire associate magazine editor Kelsey Ramírez. “In both the real estate and mortgage sectors, fintech companies continue to create new ways to approach the housing process, improving efficiencies, cutting costs and creating a new experience for all parties involved.”

About HousingWire

HousingWire is the most influential source of news and information for the U.S. mortgage and housing markets. Built on a foundation of independent and original journalism, HousingWire reaches over 60,000 newsletter subscribers daily and over 7.5 million unique visitors each year. Our audience of mortgage, real estate, financial services and fintech professionals rely on us to Move Markets Forward. Visit www.housingwire.com or www.solutions.housingwire.com to learn more.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

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